Exhibit A

                                                 FOR IMMEDIATE RELEASE

                      ANDREWS GROUP TERMINATES MARVEL
                          STOCK PURCHASE AGREEMENT

     NEW YORK, N.Y., MARCH 7, 1997   The Andrews Group announced today
     that it has terminated its agreement to purchase new shares of Marvel Entertainment Group (NYSE: MRV) that were to be issued as part of the reorganization plan filed by Marvel in its Chapter 11 bankruptcy case. The new shares were to be conveyed to Andrews for $365 million in cash or common stock of Toy Biz Inc. (NYSE:
     TBZ). In view of the termination of the Marvel stock purchase agreement, there are conditions to the merger with Toy Biz, and to the stock purchase agreements with certain Toy Biz shareholders, that will not be satisfied. Accordingly, Andrews does not expect that these transactions will be consummated.

     Andrews also reported that it has been advised that Marvel has received a preliminary proposal from the bondholders' committee which also contemplates a $365 million cash infusion by means of an underwritten rights offering to all stockholders, including Holding Company bondholders, pursuant to a plan of reorganization, and that Marvel's Board has authorized its officers and advisers to work with all the parties to try to develop expeditiously an acceptable alternative plan.

     "Since last October, Andrews Group has been attempting to recapitalize Marvel and restore it to profitability because we believed then, and continue to believe, in its many fundamental strengths, including its wealth of intellectual property and market leadership," said Howard Gittis, Vice Chairman of Andrews Group. "Our efforts were blocked by holders of Marvel holding company bonds."

     "Over the past five months we have repeatedly said that we would encourage the Marvel Board to consider favorably any alternative proposal that it felt met the financial and operational needs of the company on a timely basis."

     "Andrews firmly believes that its original plan would have created value for Marvel shareholders and served the best interests of all parties who have a stake in the future of the company. However, we also insisted that protracted delay in securing confirmation of the plan from the Bankruptcy Court would imperil its viability and harm Marvel. With last week's ruling by the Court removing impediments to the bondholders' voting of nearly 80 percent of the common equity of Marvel, it became obvious that timely confirmation of the plan was unlikely, if not impossible," Mr. Gittis said.